Mail Stop 3233

                                                           September 25, 2018

Via E-mail
Wilbur Paes
Chief Financial Officer
Paramount Group, Inc.
1633 Broadway
Suite 1801
New York, NY 10019

        Re: Paramount Group, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed February 15, 2018
            Form 8-K filed August 1, 2018
            File No. 001-36746

 Dear Mr. Paes:

        We have reviewed your September 12, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.
Unless we note otherwise, our reference to a prior comment is to a comment in our September 4,
2018 letter.


Form 8-K filed August 1, 2018

Exhibit 99.2

Guidance, page 6

   1. We note your response to our prior comment 1. We continue to believe that guidance provided on PGRE's share of Cash NOI and NOI are non-GAAP measures. Please tell us in your response how you plan to address Item 10(e)(1)(i)(B) of Regulation S-K.
 Wilbur Paes
Paramount Group, Inc.
September 25, 2018
Page 2


        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3295 if you have questions regarding comments on the financial statements and related matters.




                                                          Sincerely,

                                                          /s/ Jennifer Monick

                                                          Jennifer Monick
                                                          Assistant Chief
Accountant
                                                          Office of Real Estate
&
                                                          Commodities